TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336







**File No. 82-34658**
November 4, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Press release dated October 30, 2003 and entitled "Revisions of Earnings Forecasts for the Six Months Ended September 30, 2003".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).



Very truly yours,

Hironori Shibata

Enclosure

October 30, 2003
Daido Life Insurance Company
Security Code: 8799

# Revisions of Earnings Forecasts for the Six Months Ended September 30, 2003

Daido Life Insurance Company hereby revises its earnings forecasts for the six months ended September 30, 2003, which was initially announced on May 22, 2003, as stated below.

**Revisions of Earnings Forecasts for the Six Months Ended September 30, 2003 (For the period from April 1, 2003 to September 30, 2003)**

**(1) Non-Consolidated** (Billions of Yen)

| | Previous Forecast (as of May 2003) (A) | Revised Forecast (B) | Amount of Change (B)-(A) | Percentage of Change |
|---|---|---|---|---|
| Ordinary Revenues | 587.0 | 599.3 | 12.3 | 2.1 % |
| Ordinary Profit | 34.0 | 65.9 | 31.9 | 93.8 % |
| Core Profit | 43.0 | 48.0 | 5.0 | 11.6 % |
| Net Income | 13.0 | 28.8 | 15.8 | 121.5 % |

We will not distribute interim shareholders' dividends for the six months ended September 30, 2003 as previously announced.

[Principal Reasons for the Revisions of Earnings Forecasts]

a. Ordinary Profit
- Gains on sale of securities are expected to exceed the previous forecast by 21.7 billion yen resulting mainly from the sale of domestic bonds in order to prepare for the risk of increase in cash outflows triggered by a rise in interest rates. In addition other capital gains and losses, net are expected to improve by 5.9 billion yen over the previous forecast due mainly to the rise in stock prices.
- Interest and dividends income from investments is expected to exceed the previous forecast by 3.1 billion yen.

b. Core Profit
- The forecast of core profit is revised upward to reflect mainly the increase in interest and dividends income from investments which is expected to exceed our previous forecast by 3.1 billion yen.

c. Net Income
- The upward revision in our forecast of net income reflects the increase in ordinary profit which exceeded our previous forecast by 31.9 billion yen, which is partly offset by the increase in provision for reserve for policyholder dividends and the expected increase in income taxes due to greater than expected pre-tax income. Provision for reserve for policyholder dividends is expected to exceed the previous forecast by 5.9 billion yen.

**(2) Consolidated** (Billions of Yen)

| | Previous Forecast (as of May 2003) (A) | Revised Forecast (B) | Amount of Change (B)-(A) | Percentage of Change |
|---|---|---|---|---|
| Ordinary Revenues | 587.0 | 599.3 | 12.3 | 2.1 % |
| Ordinary Profit | 31.0 | 62.6 | 31.6 | 101.9 % |
| Net Income | 10.0 | 25.4 | 15.4 | 154.0 % |

[Principal Reason for the Revisions of Earnings Forecasts]

Consolidated earnings forecasts are revised reflecting the revisions of the non-consolidated earnings forecasts.

**(Additional Information)**
**Earnings Forecasts for the Fiscal Year Ending March 31, 2004 (Preliminary Estimates)**
**(For the period from April 1, 2003 to March 31, 2004)**

We will announce our earnings forecasts for the fiscal year ending March 31, 2004 at the time of the forthcoming release of the interim financial results scheduled on November 20, 2003. The following additional information represents our preliminary estimates for the full fiscal year, and is subject to change.

**(1) Non-Consolidated** (Billions of Yen)

| | Previous Forecast (as of May 2003) (A) | Revised Forecast (B) | Amount of Change (B)-(A) | Percentage of Change |
|---|---|---|---|---|
| Ordinary Revenues | 1,124.0 | 1,149.0 | 25.0 | 2.2 % |
| Ordinary Profit | 70.0 | 97.0 | 27.0 | 38.6 % |
| Core Profit | 88.0 | 93.0 | 5.0 | 5.7 % |
| Net Income | 23.0 | 33.0 | 10.0 | 43.5 % |

[Reason for Change]

The amount of increase of ordinary profit and net income are smaller than those of the revised interim forecasts. The main reason is that losses on sale of securities are expected to be recognized in the second half of the fiscal year in order to write down unrealized losses on foreign securities following the appreciation of the yen against other currencies in the first half of the fiscal year.

## (2) Consolidated

(Billions of Yen)

| | Previous Forecast (as of May 2003) (A) | Revised Forecast (B) | Amount of Change (B)-(A) | Percentage of Change |
|---|---|---|---|---|
| Ordinary Revenues | 1,127.0 | 1,152.0 | 25.0 | 2.2 % |
| Ordinary Profit | 66.0 | 93.0 | 27.0 | 40.9 % |
| Net Income | 19.0 | 29.0 | 10.0 | 52.6 % |

[Reason for Change]

Consolidated earnings forecasts are revised reflecting the revisions of the non-consolidated earnings forecasts.